Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Unveils Mazor X, a Transformative Platform for Spine Surgeries

- Represents A New Surgical Assurance Platform for Predictable Surgery and Patient Benefit –

- Mazor to webcast Analyst Day Presentations -

CAESAREA, Israel – July 12, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, today unveiled Mazor X, a transformative guidance platform for spine surgeries.  The Mazor X was developed with the goal of enhancing predictability and patient benefit, through the combination of analytical tools, multiple-source data, precision guidance, optical tracking, intra-op verification, and connectivity technologies.

The Company will commercially launch the FDA-cleared Mazor X platform during the North American Spine Society (NASS) annual meeting which will be held in Boston, Massachusetts, this October. Mazor recently signed a commercial co-promotion and co-development agreement with Medtronic. As part of the agreement, Medtronic has already placed a purchase order for 15 Mazor X systems.

“Mazor X is the culmination of a multi-year development effort to proactively address our target market, surgeon and patient needs for today’s reimbursement environment, by applying multi-disciplinary principles to achieve a Surgical Assurance platform,” commented Ori Hadomi, Chief Executive Officer.  “Our pioneering experience in guidance technology, which has been used by hundreds of surgeons to place over 100,000 guided spine implants, has been leveraged in the development of the Mazor X system.”

“The Mazor X platform expands the field of spine surgery from trajectory guidance to assisting surgeons with a total patient treatment strategy.  Following our recently formed partnership with Medtronic and the increased market access it provides us, the launch of the Mazor X positions us for accelerated growth and long term leadership in the spine market,” concluded Mr. Hadomi.

“We've now got a platform that could help us be more precise, more efficient, and reduce the overall risk rate of spinal surgery," said Dr. Isador Lieberman from Plano, Texas.  “These tools are facilitating the plan and its execution with precision.”

“In my opinion, it [Mazor X] will be the standard of care, no doubt about it,” Dr. Dennis Devito from Atlanta, Georgia added. “This goes beyond just placing an implant.  We’re looking at how the whole procedure works."

The Mazor X, which has been clinically validated in a variety of cases, represents a significant milestone in Mazor’s development.  Surgical Assurance is provided by the Mazor X via three main coordinated processes:

•	Pre-Operative Analytics: A suite of software-based sophisticated tools designed to pre-operatively assess spinal alignment and implement full surgical planning, facilitating a total patient treatment strategy. A key component of Pre-Op Analytics, the X-Align* module, is a combination of biomechanical logic and virtual surgical tools with computerized alignment calculations, intended to streamline the process of creating a holistic alignment plan for each patient.

•	Intra-Operative Guidance: Utilizing precision mechanics and a bed-attached, bone-mounted surgical arm to guide surgical tools and synergistic implants* according to the Pre-Op Analytics. Coupled with innovative tracking* and imaging, Intra-operative Guidance effects predictable execution of the surgical plan.

•	Real-Time 3D Verification*: The Mazor X System's real-time verification allows surgeons to close the surgical loop and confirm - execution and reconciliation of the surgical plan using proprietary 2D fluoroscopy-based technology, visual tracking*, or intraoperative imaging systems.

*Pending FDA clearance

Together with surgeon skill and real-time feedback from multiple data sources in the operating room, these processes form a Surgical Assurance platform to benefit patients and surgeons.

In May 2016, Mazor entered into two strategic agreements with Medtronic, the terms of which were disclosed in an announcement issued on May 18, 2016. (http://www.mazorrobotics.com/mazor-robotics-signs-strategic-commercial-and-investment-agreements-with-medtronic-a-global-leader-in-spine-technologies-and-solutions/)

In accordance with the agreements, the unveiling of the Mazor X system is an operational milestone which, subject to satisfaction of certain other customary conditions to closing as stipulated in the investment agreement, triggers the second tranche of equity investment by Medtronic in Mazor.

Analyst Day webcast

Mazor is hosting an Analyst Day in New York City this morning, July 12, 2016, beginning at 8:30am ET (3:30pm IST). Senior Mazor management, key clinical opinion leader and the Vice President and General Manager for Medtronic’s Neurosurgery business will introduce the Mazor X, including a live product demo and clinical experience, and will present a number of key topics including accelerated growth platforms and strategies, new clinical data, long term financial models and Q&A. A webcast with accompanying slides will be available on the Investor Relations page of the Company's website at http://www.mazorrobotics.com/investor-relations/.  A replay of the webcast and a video of the event will also be available on the Company’s website following the event.

About Mazor Robotics

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the launch of Mazor X, the purchase of Mazor X systems, the benefits of Mazor X and its becoming the standard of care, the second tranche of investment by Medtronic in Mazor, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
732.232.6914; 415.652.9100

David Schemelia – Media
dave@evcgroup.com 609.468.9325